
October 8, 2010

Donald A. Merril, Vice President and Chief Financial Officer
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

> **Re:** **Myers Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 1-8524**

Dear Mr. Merril:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Financial Condition & Liquidity and Capital Resources, page 25

1. We note that you have approximately $65 million of debt that is currently payable. In your next Form 10-Q, please enhance your disclosures to discuss how you intend to satisfy this obligation. If you expect to utilize your Credit Agreement, please discuss the potential impact on your results, including interest expense. Also, please discuss any potential risks or uncertainties regarding your ability to extend the term of your Credit Agreement when it expires.

Critical Accounting Policies – Goodwill, page 27

2. We note that an impairment of goodwill could be material to your operations. We also note that sales and operating profits have suffered in the current economic environment, specifically in your lawn and garden segment. Please revise future filings, including your next Form 10-Q, to disclose the number of reporting units in each reportable segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please revise future filings, including your next Form 10-Q, to identify the reporting unit, along with the corresponding reportable segment, and to provide the following disclosures for each such unit:

    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
    *   The amount of goodwill allocated to the unit.
    *   A description of the material assumptions that drive estimated fair value.
    *   A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.
    *   A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

    If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief